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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 11-K


|X| Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934. For the fiscal year ended December 31, 2004; or

|_| Transition Report Pursuant to 15(d) of the Securities Exchange Act of 1934. For the transition period from _______________ to _______________


                         Commission file number: 0-12742


                  SPIRE CORPORATION 401(K) PROFIT SHARING PLAN
                            (Full title of the plan)


                                SPIRE CORPORATION
          (Name of issuer of the securities held pursuant to the plan)


                                ONE PATRIOTS PARK
                        BEDFORD, MASSACHUSETTS 01730-2396
                    (Address of principal executive offices)

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

                  SPIRE CORPORATION 401(K) PROFIT SHARING PLAN
                      FOR THE YEAR ENDED DECEMBER 31, 2004

                                TABLE OF CONTENTS

                                                                           Page
                                                                          Number
                                                                          ------

Report of Independent Registered Public Accounting Firm  .................   1

Financial Statements:

    Statements of Net Assets Available for Benefits   ....................   2

    Statement of Changes in Net Assets Available for Benefits  ...........   3

    Notes to Financial Statements  .......................................  4-6

Supplemental Schedules:

    Schedule H, Part IV, Line 4a - Form 5500,
        Schedule of Delinquent Participant Contributions,
             For the Year Ended December 31, 2004  .......................   7

    Schedule H, Part IV, Item 4i - Form 5500,
        Schedule of Assets (Held at End of Year), December 31, 2004  .....   8

             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM


To the Plan Administrator
Spire Corporation 401(k) Profit Sharing Plan
Bedford, Massachusetts

We have audited the accompanying statements of net assets available for benefits of Spire Corporation 401(k) Profit Sharing Plan (the Plan) as of December 31, 2004 and 2003 and the related statement of changes in net assets available for benefits for the year ended December 31, 2004. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2004 and 2003, and the changes in net assets available for benefits for the year ended December 31, 2004, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of delinquent participant contributions and assets (held at end of year) are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting under the Employee Retirement Income Security Act of 1974. The supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ CARLIN, CHARRON & ROSEN LLP

Westborough, Massachusetts
June 3, 2005

                  SPIRE CORPORATION 401(K) PROFIT SHARING PLAN

                 STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
                           DECEMBER 31, 2004 AND 2003


                                                          2004          2003
                                                       ----------    ----------
ASSETS

Investments:
    At fair value:
       Common stock - Spire Corporation                $1,241,277    $1,529,906
       Mutual funds                                     4,449,785     4,017,326
       Participant loans                                   89,153        85,944

    At contract value:
       Hartford Fixed Income Fund                         264,124       310,693
                                                       ----------    ----------
                                                        6,044,339     5,943,869

Participant contributions receivable                       17,169        18,545
                                                       ----------    ----------

Total assets                                           $6,061,508    $5,962,414
                                                       ==========    ==========

Net assets available for benefits                      $6,061,508    $5,962,414
                                                       ==========    ==========


                       See notes to financial statements.

                  SPIRE CORPORATION 401(K) PROFIT SHARING PLAN

            STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                      FOR THE YEAR ENDED DECEMBER 31, 2004


Additions to net assets attributed to:
   Investment income:
       Interest and dividends                                        $  131,990

       Interest on loans                                                  3,502
       Net appreciation in fair value of investments                    201,865
                                                                     ----------
                                                                        337,357

       Participant contributions                                        396,534
                                                                     ----------

Total additions                                                         733,891
                                                                     ----------

Deductions from net assets attributed to:
   Benefits paid to participants                                        634,124
   Administrative charges                                                   673
                                                                     ----------

Total deductions                                                        634,797
                                                                     ----------

Net increase                                                             99,094

Net assets available for benefits:
   Beginning of year                                                  5,962,414
                                                                     ----------

   End of year                                                       $6,061,508
                                                                     ==========

                       See notes to financial statements.

                  SPIRE CORPORATION 401(K) PROFIT SHARING PLAN

                          NOTES TO FINANCIAL STATEMENTS
                      FOR THE YEAR ENDED DECEMBER 31, 2004

1.   PLAN DESCRIPTION

     The following description of the Spire Corporation 401(k) Profit Sharing Plan (the Plan) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

     GENERAL

     The Plan is a defined contribution plan covering all employees of Spire Corporation (the Company) who have completed 90 days of service and are age twenty-one or older. The Plan is subject to the provisions of the Employee Retirement Income Security Act (ERISA).

     CONTRIBUTIONS

     Each year, participants may contribute up to the maximum amount of pre-tax annual compensation as determined by the Internal Revenue Code. Participants who have attained age 50 before the end of the Plan year are eligible to make catch-up contributions. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans. Participants direct the investment of their contributions into various investment options offered by the Plan. The Plan currently offers the Company's common stock, sixteen mutual funds, and an insurance contract as investment options for participants. The Company may contribute, at the determination of the board of directors, a discretionary matching contribution on the first 15 percent of base compensation that a participant contributes to the Plan. The Company's matching contribution is invested directly in Company common stock. The Company may also make a profit sharing contribution. In 2004, the Company did not make a matching or profit sharing contribution. Contributions are subject to certain limitations.

     PARTICIPANT ACCOUNTS

     Each participant's account is credited with the participant's contributions and the Company's matching contribution (if any) and an allocation of (a) the Company's profit sharing contribution (if any), and (b) plan earnings. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

     VESTING

     Participants are immediately vested in voluntary contributions plus actual earnings thereon. Vesting in the Company matching contribution is based on years of continuous service. A participant is 100 percent vested after six years of credited service.

     FORFEITED ACCOUNTS

     At December 31, 2004 and 2003, forfeited nonvested accounts totaled $19,896 and $17,713, respectively. These amounts will be used to reduce future employer contributions.

     PARTICIPANT LOANS

     Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to $50,000 or 50 percent of their account balance, whichever is less. The loans are secured by the balance in the participant's account and bear interest at a rate commensurate with local prevailing rates as determined by the plan administrator. Interest rates range from 5.0% to 10.5%. Principal and interest are repaid through payroll deductions.

     PAYMENTS OF BENEFITS

     On termination of service for any reason, a participant may elect to receive a lump-sum amount equal to the value of the participant's vested interest in his or her account or annual installments over a period of not more than a participant's and his or her beneficiary's assumed life expectancy determined at the time of distribution. Withdrawals may be made under certain other circumstances in accordance with the Plan document.

                  SPIRE CORPORATION 401(K) PROFIT SHARING PLAN

                          NOTES TO FINANCIAL STATEMENTS
                      FOR THE YEAR ENDED DECEMBER 31, 2004

1.   PLAN DESCRIPTION (CONTINUED)

     ADMINISTRATIVE COSTS

     Except for loan fees, which are charged against the borrowers' accounts, administrative costs of the Plan are paid by the Company.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     USE OF ESTIMATES

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and changes therein and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

     INVESTMENT VALUATION AND INCOME RECOGNITION

     The Plan's investments are stated at fair value except for its insurance contract which is stated at contract value, which approximates fair value, as reported to the plan administrator by Hartford Life Insurance Company. Quoted market prices are used to value investments. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

     PAYMENT OF BENEFITS

     Benefits are recorded when paid.

     RECLASSIFICATIONS

     Certain amounts previously reported in the 2003 financial statements have been reclassified to facilitate comparability with the current year presentation.

3.   INVESTMENTS

     Investments that represent five percent or more of the Plan's net assets are as follows:

                                                              December 31,
                                                        -----------------------
                                                           2004         2003
                                                        ----------   ----------
     Mutual funds

          Oppenheimer Quest Opportunity Value           $1,255,486   $1,161,689
          Franklin Flexible Capital Growth               1,204,944    1,162,364
          American Funds Washington Mutual Investors       386,337      376,332
          American Funds Europacific Growth                383,644          --

     Common stock

          Spire Corporation                              1,241,277    1,529,906

     During 2004, the Plan's investments (including investments bought, sold, and held during the year) appreciated (depreciated) in value as follows:

             Mutual funds                               $  291,236
             Common stock                                  (89,371)
                                                        ----------
                                                        $  201,865
                                                        ==========

                  SPIRE CORPORATION 401(K) PROFIT SHARING PLAN

                          NOTES TO FINANCIAL STATEMENTS
                      FOR THE YEAR ENDED DECEMBER 31, 2004

4.   NONPARTICIPANT-DIRECTED INVESTMENTS

     Information about the net assets and the significant components of the changes in net assets relating to the nonparticipant-directed investments is as follows:

                                                               December 31,
                                                        -----------------------
                                                           2004         2003
                                                        ----------   ----------
     Net assets:
       Common stock - Spire Corporation                 $1,235,266   $1,494,579
                                                        ==========   ==========

     Changes in net assets during 2004:
       Benefits paid to participants                    $ (173,884)
       Net appreciation                                    (85,429)
                                                        ----------
                                                        $ (259,313)
                                                        ==========
5.   PLAN TERMINATION

     Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants would become 100 percent vested in their employer contributions.

6.   INCOME TAX STATUS

     The Internal Revenue Service has determined and informed the Company by a letter dated May 23, 1995, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). Although the Plan has been amended since receiving the determination letter, the plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

7.   DELINQUENT PARTICIPANT CONTRIBUTIONS

     The Company is obligated to transmit payroll withholdings of employee contributions to the investment manager within fifteen business days after the month end in which the amounts are withheld. For two months in 2004, withholdings amounting to $53,080 were six days late in being transmitted.

8.   EXCESS CONTRIBUTIONS

     Contributions received for the year ended December 31, 2004 include excess deferral contributions in the amount of $6,683. These amounts must be refunded as required to satisfy the relevant nondiscrimination provisions of the 2004 plan year. These excess deferral contributions will be shown as distributions in the year in which the refunds are actually made.

9.   RISKS AND UNCERTAINTIES

     The Plan invests in various investment securities. Investment securities are exposed to various risks, such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statement of net assets available for benefits.

                  SPIRE CORPORATION 401(K) PROFIT SHARING PLAN

                    SCHEDULE H, PART IV, LINE 4A - FORM 5500
                SCHEDULE OF DELINQUENT PARTICIPANT CONTRIBUTIONS
                      FOR THE YEAR ENDED DECEMBER 31, 2004


     E.I.N. 04-2457335
     Plan number 002

           Participant Contributions                Total that Constitute
           Transferred Late to Plan            Nonexempt Prohibited Transactions
           ------------------------            ---------------------------------

                    $53,080                                 $53,080

                  SPIRE CORPORATION 401(K) PROFIT SHARING PLAN

                    SCHEDULE H, PART IV, ITEM 4I - FORM 5500
                    SCHEDULE OF ASSETS (HELD AT END OF YEAR)
                                DECEMBER 31, 2004


E.I.N. 04-2457335
Plan Number 002

(a)         (b)                                      (c)                        (d)          (e)
                                       Description of Investment
    Identity of Issue,                 Including Maturity Date,
    Borrower, Lessor or                Rate of Interest, Collateral,                        Current
    Similar Party                      Par or Maturity Value                    Cost         Value
----------------------------------------------------------------------------------------------------

*   Wachovia                           Spire Corporation common stock        $ 567,215    $1,241,277
    OppenheimerFunds                   Oppenheimer Quest Opportunity Value         n/a     1,255,486
    Franklin Templeton Investments     Franklin Flexible Capital Growth            n/a     1,204,944
    American Funds                     Washington Mutual Investors                 n/a       386,337
    American Funds                     Europacific Growth                          n/a       383,644
    Hartford Life Insurance Co.        Fixed Income                                n/a       264,124
    AIM Funds                          AIM Cash Reserve Shares                     n/a       222,880
    American Funds                     American Balanced                           n/a       115,389
    PIMCO Funds                        PEA Innovation                              n/a       101,140
    AIM Funds                          AIM Balanced                                n/a        62,164
    Franklin Templeton Investments     Franklin Small-Mid Cap Growth               n/a        96,925
    MFS Investment Management          MFS Capital Opportunities                   n/a        61,832
    MFS Investment Management          Mass Investors Growth Stock                 n/a        47,175
    Eaton Vance                        Income Fund of Boston                       n/a        95,356
    American Funds                     New Perspective                             n/a        83,848
    OppenheimerFunds                   Oppenheimer Strategic Income                n/a        36,713
    Fidelity Investments               Fidelity Advisor Value Strategies           n/a       131,381
    PIMCO Funds                        Total Return                                n/a       109,807
    Evergreen Investments              Evergreen Money Market                      n/a        34,742
    Hilliard Lyons, Inc.               Black Rock Money Market                     n/a           126
    Pioneer Investments                Pioneer Cash Reserves                       n/a        19,896
    Participant Loans                  Interest rates 5.0% to 10.5%                n/a        89,153
                                                                                          ----------
                                                                                          $6,044,339
                                                                                          ==========
*   Represents party-in-interest

                                    SIGNATURE


     THE PLAN. Pursuant to the requirements of the Securities Exchange Act of 1034, the Investment Committee of the Spire Corporation 401(k) Profit Sharing Plan have duly caused this annual report to be signed on their behalf by the undersigned hereunto duly authorized.


                                    SPIRE CORPORATION 401(k) PROFIT SHARING PLAN

Date: June 29, 2005                 By: /s/  Christian Dufresne
                                        ---------------------------------
                                        Christian Dufresne
                                        Vice President, Corporate Planning






















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